United States securities and exchange commission logo





                             November 25, 2020

       Jaeson Bang
       CEO and President
       Oracle Health, Inc.
       910 Woodbridge Court
       Safety Harbor, FL 34695

                                                        Re: Oracle Health, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed October 29,
2020
                                                            File No. 024-11356

       Dear Mr. Bang:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed October 29, 2020

       Coverpage

   1. We note that that the product you are developing appears to be a monitoring device and does not appear to
administer a drug or have a therapeutic component. Accordingly, please revise the cover
page and the Summary disclosure on page 1 to remove statements concerning prevention
of heart-related hospitalizations or, alternatively, provide appropriate context
concerning the role that your future product might play to
                                                        prevent such
hospitalizations.
       Overview, page 1

   2. We refer to the third paragraph under the heading. Please revise this statement, and other similar ones found
throughout the offering circular, which include performance claims and suggest that you
have a fully developed, FDA cleared product. In this regard, it is unclear what basis you
have to claim that your device allows for monitoring that "features
 Jaeson Bang
Oracle Health, Inc.
November 25, 2020
Page 2
         simplicity, accuracy, high compliance and hospital economics." We refer to similar statements on page 3 under the heading "Our Competitive Advantages."
3. We note your disclosure that you plan to submit a cardiac device to the FDA for a pre-
         submission review under the 510k framework in the fourth quarter of 2020 or first quarter of 2021. Please revise the summary to highlight briefly the material hurdles in that process including testing, and to disclose the device classification applicable to the device you are developing.
4. We note your disclosure that you plan to launch your cardiac monitoring device as soon as practicable by taking several enumerated steps, including completing patient ready device development. Please revise your disclosure to clarify exactly where your device currently stands in the development process, including with respect to the monitoring device and related software applications, such as the machine learning technology, and which steps it still needs to completed prior to being commercialized. In this regard, we further note your disclosure on pages 39 and F-3 indicating that you have no capital expenditures and that you recorded approximately $2,300 of research and development expenditures from inception through June 30, 2020.
5. With a view to revised disclosure on page 2, please tell us why your disclosure does not
         identify and discuss Abbott's Confirm Rx    insertable cardiac
monitor.
Risk Factors , page 7

6. Please include a risk factor discussing the material risks associated with auditor's explanatory paragraph regarding your ability to continue as a going concern.
Dilution, page 18

7.       We note your disclosure that an investor   s ownership interest in
your company could be
         diluted due to the Company issuing additional shares and that an increase in the number of shares outstanding could result from a stock offering, employees exercising stock options, or by conversion of certain instruments into stock. Please also disclose the specific circumstances under which the Company's number of shares outstanding will increase and discuss the potential magnitude of the dilution. In this regard, we note that the Company has options outstanding as well as various notes that automatically convert into common equity upon certain triggering events.
Use of Proceeds, page 23

8. We note your disclosure that you intend to use the net proceeds from the offering for, among other things, product R&D design and development and animal testing and human
FirstName LastNameJaeson Bang
       feasibility studies. To the extent known, please provide greater specificity regarding the
Comapany    NameOracle
       specific           Health,
                studies and        Inc. R&D design and development activities
that you expect to
                             the product
       complete
November          withPage
           25, 2020    such2proceeds.
FirstName LastName
 Jaeson Bang
FirstName LastNameJaeson  Bang
Oracle Health, Inc.
Comapany 25,
November  NameOracle
               2020   Health, Inc.
November
Page 3    25, 2020 Page 3
FirstName LastName
Description of Business
Our Industry, page 25

9. Please expand your discussion of the chart on page 25 to more clearly explain each of the three therapies and how they were administered to the three classes of cardiac disease patients. Additionally, we note your disclosure that 20% to 44% of symptomatic patients were required to be hospitalized. However, it appears that such percentages instead represent the percentage of hospital admissions associated with each class of cardiac disease based on one million total admissions. Please clarify or revise.
10. Please expand your discussion of the chart on page 26 to disclose the total number of patients observed in each year, from 2015 to 2018.
11. Please expand your discussion of the chart on page 27 to more clearly explain how
         patients    self-tracking of daily weights has not proven to be
effective in preventing
         episodes of decompensation. Please clarify what each dotted white line represents and label the vertical axis.
12. We note that you have included a link on page 27 to a study regarding the characterization of cardiac acoustic biomarkers in patients with heart failure. Please expand your discussion of the study to describe how the study was conducted and results observed to support your statement that early detection of signs related to acute worsening of heart failure through the use of heart sounds as a cardiac acoustic biomarker may provide insight regarding the timing of treatment interventions, leading to a decrease in hospitalizations.
Heart Monitoring, page 30

13. Please revise your disclosure to provide support for your statement that your insertable cardiac monitor is able to listen to heart sounds and record electrocardiography (ECG)
         continuously for up to three years.
Our Development Highlights , page 32

14. We note your disclosure that you signed a research agreement with Maastricht University for animal and human testing in 2019 and that 8 heart failure patient data was completed
         (non-invasive approach) in 2020. We also note that you are in discussions with nationally recognized heart failure clinics for planned human trials. Please expand your disclosure to include a discussion of any completed, on-going, or planned trials. To the extent any trials have been completed please include a discussion of the results observed.
Our Intellectual Property Agreement with Jaeson Bang, page 33

15. Please disclose the amount of the fee paid in connection with the Intellectual Property
         Agreement with Jaeson Bang.
 Jaeson Bang
FirstName LastNameJaeson  Bang
Oracle Health, Inc.
Comapany 25,
November  NameOracle
               2020   Health, Inc.
November
Page 4    25, 2020 Page 4
FirstName LastName
Our Intellectual Property, page 33

16. We note that you have filed one patent application with the USPTO relating to the heart failure monitoring device technology. Please revise your disclosure to specify the type of patent you have applied for.
Government Regulation, page 34

17. We note your disclosure that you plan to submit your insertable cardiac device for FDA
         review under a    Pre-Sub    in the second quarter of 2020 and for FDA
approval under the
         510k framework in the fourth quarter of 2020 or first quarter of 2021. Please revise your disclosure to clarify whether you have already filed a pre-submission with the FDA and whether you have received any feedback from the FDA.
Liquidity and Capital Resources, page 38

18. On page 48 you note that in a liquidity event, which includes an initial public offering, holders of the SAFEs will be entitled to receive a portion of the proceeds from that liquidity event. Please quantify the amount due to holders of the SAFEs on the closing of this initial public offering. Also, quantify the amount due to the Crowd Note holders on the closing of this initial public offering. If these amounts are immaterial, please indicate such in revised disclosure.
Financial Statements
Income Statement for the periods ended June 30, 2020 and 2019, page F-3

19. Please revise to present earnings per share on the face of the Income Statement and the related footnote disclosures under ASC 260-10-45 and 10-50, respectively. Also provide pro forma per share information to the extent the conversion of notes or other share issuances are factually supportable and directly attributable to this offering.
Exhibit, page III-1

20. We note that you have filed a Research Collaboration Agreement with Maastricht
         University as a material contract. Please describe the material terms of the agreement in the appropriate location of the offering statement.


        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257
 Jaeson Bang
Oracle Health, Inc.
November 25, 2020
Page 5

of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Gary Newberry at (202) 551-3761 or Sasha Parikh at (202) 551-3627 if
you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at (202) 551-4530 or Joe McCann at (202) 551-6262 with any other questions.



FirstName LastNameJaeson Bang                              Sincerely,
Comapany NameOracle Health, Inc.
                                                           Division of
Corporation Finance
November 25, 2020 Page 5                                   Office of Life
Sciences
FirstName LastName